Exhibit 5.2

[Letterhead of Norton Rose Fulbright Canada LLP]

As Canadian counsel to the agents named in the Prospectus Supplement dated September 11, 2017 to the Prospectus dated September 11, 2017 of Quebec (the Agents), we hereby consent to the references to us under the headings “Validity of the Notes” and “Validity of the Securities” in the Prospectus Supplement dated September 11, 2017 to the Prospectus dated September 11, 2017.

As Canadian counsel to the Agents, we confirm our opinion as to Canadian federal income tax matters is as set forth under headings “Description of the Securities – Debt Securities – Canadian Taxes on Debt Securities” and “Canadian Tax Considerations” in the Prospectus Supplement dated September 11, 2017 to the Prospectus dated September 11, 2017, subject to the qualifications contained therein, and consent to the filing of this letter as an exhibit to the amendment to Form 18-K to be filed by Québec.

By giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Yours very truly,

/s/ Norton Rose Fulbright Canada LLP

CAN_DMS: \108629054\1

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.